Exhibit 4.11

Braiin Limited

April 1, 2026

Samir Pandey,

[***]

Re: Offer Letter – Chief Strategy Officer

Dear Samir,

On behalf of Braiin Limited (the “Company”), I am pleased to confirm our offer to you for employment in the position of Chief Strategy Officer of the Company. You will report directly to the Chief Executive Officer. Your employment under this letter agreement (this “Agreement”) will commence on April 1, 2026 (the “Effective Date”).

Position

You will serve as Chief Strategy Officer of the Company and will perform such duties, responsibilities, and authorities as are customary for an executive in this role, together with such additional duties as may be assigned to you by the Chief Executive Officer from time to time.

Your principal place of employment will be in India, although you acknowledge that regular travel to New York, other parts of the United States, Australia, India, and other jurisdictions may be required in connection with the performance of your duties.

You and the Company acknowledge that a more detailed job description, together with specific duties and responsibilities aligned with the expectations of a Chief Strategy Officer of a Nasdaq-listed company, will be formulated and attached as an addendum to this Agreement within four (4) weeks following the Effective Date.

Base Salary

As of the Effective Date, you will be paid an annual base salary of US$130,000 per year, payable in accordance with the Company’s standard payroll practices and subject to applicable tax withholdings and deductions.

Your base salary will be reviewed periodically by the Board of Directors (the “Board”) or the Compensation Committee of the Board (the “Committee”), but any increase shall be in the sole discretion of the Board or Committee.

2

Long-Term Incentive Compensation

You and the Company acknowledge that the structure and amount of any long-term incentive compensation, including any equity-based awards, will be determined by the Board or the Committee and finalized within four (4) weeks following the Effective Date.

Any such awards will be subject to the terms of the Company’s equity incentive plan and the applicable award agreement.

Annual Cash Incentive

Given that the Company is newly listed and remains focused on preserving cash flow for growth initiatives, acquisitions, working capital, and other corporate obligations, you will not be eligible for an annual cash bonus for fiscal year 2026.

The Board and the Committee may reassess whether to introduce an annual cash incentive opportunity after December 31, 2026, based on the Company’s financial performance, cash flow position, strategic priorities, and overall business needs.

Benefits

You will be eligible to participate in all employee benefit plans, programs, and arrangements that the Company makes available to similarly situated executives from time to time, subject to the terms, conditions, and eligibility requirements of such plans.

Reasonable business expenses, including business travel and related expenses, will be reimbursed in accordance with the Company’s expense policy, as in effect from time to time.

Termination of Employment

Your employment with the Company will be at will, meaning that either you or the Company may terminate your employment at any time, with or without cause.

If your employment is terminated by the Company without Cause, other than due to death or disability, you will be entitled to receive:

●	any accrued but unpaid base salary through the termination date;
●	reimbursement of any unreimbursed business expenses; and
●	continued payment of your then-current base salary for six (6) months following the termination date, subject to your execution and non-revocation of a customary release of claims.

For purposes of this Agreement, “Cause” means: fraud, dishonesty, willful misconduct, material breach of Company policy, material breach of this Agreement, conviction of a felony, or material failure to perform your duties following written notice and a reasonable opportunity to cure, where appropriate.

3

Confidentiality and Restrictive Covenants

You will be required to comply with the Company’s confidentiality, insider trading, clawback, code of conduct, and other corporate governance policies as adopted or amended from time to time.

You agree that all confidential information, work product, inventions, intellectual property, and other materials created or developed by you in connection with your employment shall belong exclusively to the Company. You also agree to customary non-solicitation and non-competition restrictions for a period of twelve (12) months following the termination of your employment, to the extent permitted by applicable law.

Governing Law

This Agreement shall be governed by the laws of India, except to the extent U.S. federal securities laws or Nasdaq rules may apply.

Entire Agreement

This Agreement constitutes the entire agreement between you and the Company with respect to your employment and supersedes all prior discussions, negotiations, and agreements relating to the subject matter hereof.

Please indicate your acceptance of this offer by signing below.

Sincerely,

/s/ Natraj Balasubramanian
Natraj Balasubramanian
Chief Executive Officer
Braiin Limited

Accepted and Agreed:

/s/ Samir Pandey
Samir Pandey

Date:1st April 2026